[GRAPHIC] 800.355.4570

[FIRST SECURITY BENEFIT LIFE INSURANCE
AND ANNUITY COMPANY OF NEW YORK LOGO]

December 28, 2012

VIA EDGAR
Ms. Allison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Subj:	First Security Benefit Life Insurance and Annuity Company of New York
Variable Annuity Account A
Post-Effective Amendment No. 9 to the Registration Statement on Form N-4
File No. 333-142084 and 811-21104

Dear Ms. White:

On October 19, 2012, First Security Benefit Life Insurance and Annuity Company of New York (the “Company”) and Variable Annuity Account A (the “Separate Account”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933 in order to disclose a change in the charge for the Return of Premium Death Benefit Rider and a higher administration charge for the Dimensional VA Subaccounts.  On behalf of the Company and the Separate Account, we are responding to comments on the Amendment that the Staff of the Securities and Exchange Commission (the “Commission”) provided by telephone to Elisabeth Bentzinger on November 5, 2012.

The following paragraph provides the Company’s response to the comments raised by the Staff.

1.	Comment:	On Part C, Item 32 Undertakings, replace the term “Depositor” with the name of the company (i.e., First Security Benefit Life Insurance and Annuity Company of New York).

	Response:	The Company has revised Part C, Item 32 Undertakings and replaced “Depositor” with First Security Benefit Life Insurance and Annuity Company of New York.

2.	Comment:	Please provide Tandy representations with regard to the filing.

	Response:	The Company acknowledges that, with respect to the above-referenced filing:
  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.
  the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and
  the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (785) 438-3321 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with the Amendment.

Sincerely,

CHRIS SWICKARD

Chris Swickard
Associate General Counsel

cc:    Elisabeth M. Bentzinger
Sutherland Asbill & Brennan

800 Westchester Avenue * Suite 641N. * Rye Brook, New York 10573